Holland Series Fund, Inc.
375 Park Avenue
New York, New York  10152

May 30, 2007

Mr. Gary Meltzer - Partner
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Dear Mr. Meltzer:

In response to the dismissal of PricewaterhouseCoopers LLP on December 21, 2006, as the independent registered public accounting firm for Holland Series Fund, Inc. (the Fund), approved by the Audit Committee and the Board of Directors of the Fund at meetings held on December 21, 2006, and in accordance with the requirements of Item 304(a)(1) of Regulation S-K, please provide us with a letter from your firm addressed to the U.S. Securities and Exchange Commission stating your agreement with the following:

On December 21, 2006, PricewaterhouseCoopers LLP was notified by the Chairman of the Board of Directors of the Fund that the Funds Audit Committee and Board of Directors had approved the dismissal of PricewaterhouseCoopers LLP as principal accountants for the Fund.

PricewaterhouseCoopers LLPs reports on the Funds financial statements for the fiscal years ended September 30, 2006 and September 30, 2005 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds two fiscal years ended September 30, 2006 and 2005 and for the period October 1, 2006 through December 21, 2006, there were no (i) disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference in connection with their opinion to the subject matter of the disagreement; or (ii) reportable events.

On December 21, 2006, the Audit Committee and Board of Directors of the Fund approved the appointment of Briggs, Bunting and Dougherty, LLP as the Funds independent registered public accounting firm.

A copy of your letter will be filed with the U.S. Securities and Exchange Commission along with this letter as an exhibit to the Funds next Form N-SAR (in accordance with Sub-Item 77k of
Form N-SAR).

Sincerely,


/s/ Michael F. Holland
Director and President
Holland Series Fund, Inc.